Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

[redacted]

09046165

RECEIVED
2009 MAY 18 A 2:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 May 2009

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 8 May 2009 which we released to The Stock Exchange of Hong Kong Limited on 8 May 2009 for publication on the HKExnews website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Ms. Carine Kwan

dlw 5/18

21/F, CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司**

website: www.ir.shangri-la.com

(Stock Code: 00069)

VOTING RESULTS OF THE SPECIAL GENERAL MEETING HELD ON 8 MAY 2009

The board of directors of Shangri-La Asia Limited is pleased to announce that at the special general meeting of the Company held on 8 May 2009, the proposed resolution relating to the re-election of the Retiring Director (the "Re-election Resolution") and the proposed resolution relating to the Novation Deed and the Transactions (the "Novation Resolution") as set out in the notice of the special general meeting dated 14 April 2009 were duly passed by way of poll by the Shareholders and the Independent Shareholders, respectively.

Reference is made to the announcement of the Company dated 16 March 2009 and the circular to the Shareholders dated 14 April 2009 regarding the proposed re-election of the Retiring Director and the proposed connected transaction relating to the joint venture for the acquisition, holding and development of land in Nanjing City, Jiangsu Province, PRC (the "Circular"). Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE SPECIAL GENERAL MEETING

The Board is pleased to announce that the Re-election Resolution and the Novation Resolution were duly passed by way of poll by the Shareholders and the Independent Shareholders, respectively. The poll results in respect of the resolutions are as follow:

	Ordinary Resolutions	**No. of votes (%)**	
		For	**Against**
1.	To re-elect the Retiring Director.	2,504,961,415 (99.80%)	4,952,159 (0.20%)
	As more than 50% of the votes were cast in favour of the Re-election Resolution, the Re-election Resolution was duly passed as an ordinary resolution.		
2.	To confirm, ratify and approve the Novation Deed and the Transactions (both as defined in the Circular) and to authorise the Board of Directors of the Company to take all such actions as it considers necessary or desirable to implement and give effect to the Novation Deed and the Transactions.	975,737,281 (99.999999%)	10 (0.000001%)
	As more than 50% of the votes were cast in favour of the Novation Resolution, the Novation Resolution was duly passed as an ordinary resolution.		

Notes:

(1) As at the date of the Special General Meeting,

(a) the total number of Shares entitling the holders to attend and vote for or against the Re-election Resolution at the Special General Meeting is 2,885,536,206;

(b) the total number of Shares entitling the holders to attend and vote only against the Re-election Resolution at the Special General Meeting is Nil;

(c) the total number of Shares entitling the holders to attend and vote for or against the Novation Resolution at the Special General Meeting is 1,328,667,433; and

(d) the total number of Shares entitling the holders to attend and vote only against the Novation Resolution at the Special General Meeting is Nil.

(2) As stated in the Circular, the following persons abstained from voting in respect of the Novation Resolution at the Special General Meeting:

(a) Kerry Holdings Limited ("KHL") and its associates;

(b) Kuok (Singapore) Limited ("KSL") and its associates;

(c) Mr. Kuok Khoon Ean (a common director of the Company, KHL and KSL) and his associates;

(d) Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Giovanni Angelini (common directors of the Company and KHL) and their respective associates; and

(e) Madam Kuok Oon Kwong (a common director of the Company, KSL and Allgreen Properties Limited) and her associates.

(3) Tricor Abacus Limited, the Company's branch share registrar in Hong Kong, was appointed as the scrutineer at the Special General Meeting for the purpose of vote-taking.

By Order of the Board
Shangri-La Asia Limited
Teo Ching Leun
Company Secretary

Hong Kong, 8 May 2009

As at the date of this announcement, the board of directors of the Company comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing and Mr. Madhu Rama Chandra Rao as executive directors; Mr. Ho Kian Guan, Madam Kuok Oon Kwong, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as non-executive directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man, BBS, JP and Mr. Michael Wing-Nin Chiu as independent non-executive directors.

* *For identification purpose only*